SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: October 2002

                                    ABB Ltd
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               (Exact name of registrant as specified in charter)

                                      N/A
                    ----------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

Registrant's telephone number, international:  + 011-41-1-317-7111
                                             ---------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                                ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No   X
                          ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated October 15, 2002, announcing Martin Ebner's resignation from the Company's Board of Directors.

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
Press Release

For your business and technology editors

ABB announces resignation of Martin Ebner from Board of Directors

Zurich, Switzerland, October 15, 2002 - ABB's Board of Directors announced today that one of its members, Martin Ebner, has resigned from the board with immediate effect.

ABB said Ebner cited personal reasons for his decision.

"I would like to thank Martin Ebner for his work on the Board of Directors, and for his contribution to ABB," said ABB chairman and CEO, Jurgen Dormann.

Ebner has been a member of the ABB board since 1999.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 150,000 people worldwide.









For further information please contact:

Media Relations:                               Investor Relations:

ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                           investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  October 15, 2002                 By:       /s/  BEAT HESS
                                           -----------------------------------
                                           Name:   Beat Hess
                                           Title:  Group Senior Officer



                                        By:        /s/ HANS ENHORNING
                                           -----------------------------------
                                           Name:   Hans Enhorning
                                           Title:  Group Vice President

                                      -4-